

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Sue Gove
Chief Executive Officer
BED BATH & BEYOND INC
650 Liberty Avenue
Union, NJ 07083

> **Re: BED BATH & BEYOND INC**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 31, 2023**
> **File No. 000-20214**

Dear Sue Gove:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 31, 2023

Proposal 1: The Reverse Split Proposal
Certain Risks Associated with the Reverse Stock Split, page 12

1. Revise to discuss the risks you acknowledge in the prospectus dated March 30, 2023, including the issuer's need for liquidity, dilution with the issuance of additional shares of Common Stock, volatility in trading and market prices of the Common Stock, to name just a few risks as examples that should be discussed.

The Reverse Stock Split may not increase the price of Common Stock, page 12

2. We note your disclosure that "[o]ther factors, such as our financial results, market conditions and the market perception of our business, may adversely affect the stock price . . . ." Revise to discuss how issuances pursuant to the Sales Agreement and Purchase Agreement may adversely affect the stock price. In connection therewith, here or as a new risk, discuss how the market price of your Common Stock may impact the proceeds

raised pursuant to such agreements, and how a declining price may thereby increase the likelihood of an "Equity Termination Event" under the Credit Agreement and thereby trigger an "Event of Default" that could lead to bankruptcy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian O. Nagler